SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 02 July 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

ANNUAL INFORMATION DOCUMENT ("AID")

2 July 2009

The Governor and Company of the Bank of Ireland published its Annual Report on 4 June 2009. This annual information document has been prepared by The Governor and Company of the Bank of Ireland in accordance with the provisions of Part 11 of the Prospectus Directive (2003/71/EC) Regulations 2005 and has been submitted to the Irish Stock Exchange for filing with the Financial Regulator in accordance with the provisions of the Prospectus Rules issued by the Financial Regulator.

The Company is also publishing the AID via an RNS announcement today and making it available on the Investor Relations section of its website  www.bankofireland.com

1.   List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e. as prescribed by the rules of the markets on which the securities are admitted to trading, in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange, the UK Listing Authority and the Irish and UK Takeover Panels. This also includes all Companies Office filings in Ireland and Companies House filings in the United Kingdom during the period, which are listed separately from the market filings.

Irish Stock Exchange, UK Listing Authority and Irish and UK Takeover Panels' Announcements:-

Date	Announcement
7 Jul 2008	Annual Information Document
8 Jul 2008	Result of AGC Resolutions
8 Jul 2008	Interim Management Statement
9 Jul 2008	PDMR transaction
9 Jul 2008	PDMR transaction
9 Jul 2008	Availability of Form 20F
10 Jul 2008	Re-issue of Treasury Stock
11 Jul 2008	Major Interest Notification
16 Jul 2008	Director/PDMR Transaction
16 Jul 2008	Director/PDMR Transaction
24 Jul 2008	Major Interest Notification
30 Jul 2008	Re-issue of Treasury Stock
31 Jul 2008	Issue of Debt
31 Jul 2008	Bristol & West - Report and Accounts
31 Jul 2008	Director/PDMR Shareholding
31 Jul 2008	Issue of Debt
1 Aug 2008	Total Voting Rights
1 Aug 2008	Director/PDMR Shareholding
5 Aug 2008	Major Interest Notification
22 Aug 208	Major Interest Notification
17 Sep 2008	Pre Close Statement
18 Sep 2008	Re - Issue of Treasury Stock
19 Sep 2008	Statement regarding Media Comment
30 Sep 2008	Six Monthly Blocklisting
1 Oct 2008	Total Voting Rights
7 Oct 2008	Major Interest Notification
21 Oct 2008	Major Interest Notification
27 Oct 2008	Government of Ireland Credit Institutions (Financial Support) Scheme 2008
13 Nov 2008	Interim Results
17 Nov 2008	Director/PDMR shareholding
21 Nov 2008	Response to Media Speculation
24 Nov 2008	Major Interest Notification
28 Nov 2008	Bristol & West plc - Interim Financial Statements
8 Dec 2008	Major Interest Notification
22 Dec 2008	Statement following Government announcement on Recapitaliation of Irish Banks
22 Dec 2008	Appointment of Directors
8 Jan 2009	Residential Mortgage Business
12 Jan 2009	Major Interest Notification
14 Jan 2009	Major Interest Notification
16 Jan 2009	Major Interest Notification
19 Jan 2009	Notice of Retirement of Director
6 Feb 2009	Block Listing Six Monthly Return
12 Feb 2009	Capital Raising Announcement and Interim Management Statement
25 Feb 2009	Appointment of Group Chief Executive
27 Feb 2009	Resignation of Brian Goggin
4 Mar 2009	Availability of Circular for EGC
13 Mar 2009	Notification of Directors' Details
27 Mar 2009	EGC Poll Results
31 Mar 2009	Completion of investment by the NPRFC
2 Apr 2009	Total Voting Rights
3 Apr 2009	Major Interest in Shares
19 May 2009	Preliminary Results
19 May 2009	Tender Offer
19 May 2009	Tender Offer
19 May 2009	Tender Offer
26 May 2009	Major Interest in Shares Notification
26 May 2009	Executive Management changes
27 May 2009	Major Interest in Shares Notification
1 Jun 2009	Filing of Form 20 - F
3 Jun 2009	Increase of Maximum Notional Amount in Relation to USD Tender Offers
3 Jun 2009	Results of an Invitation for Offers to Sell Securities for Cash
3 Jun 2009	Purchase of Outstanding Securities By Tender Offers
5 Jun 2009	Availability of Report and Accounts
5 Jun 2009	Directorate Change
10 Jun 2009	Governor Designate
17 Jun 2009	Purchase of Outstanding Securities By Tender Offer
17 Jun 2009	Results of USD Tender Offer
1 Jul 2009	Total Voting Rights
1 Jul 2009	Block listing Six Monthly Return

Companies Office Filings in Ireland and Companies House filings in the United Kingdom made on or around the dates indicated:-

Date	Filing	Details
16 July 2008	G1	Special Resolutions passed at AGC, along with amend Byelaws
25 July 2008	B5	Return of Allotments
25 July 2008	H5A	Re-Issue of Treasury Stock
11 Aug 2008	H5A	Re-Issue of Treasury Stock
15 Aug 2008	B1	Annual Return
14 Jan 2009	B10	Appointment of Joe Walsh and Tom Considine as Directors
2 Feb 2009	BR 4	Edinburgh Filing - Appointment of Joe Walsh and Tom Considine as Directors
2 Feb 2009	BR 4	Wales Filing - Appointmentof Joe Walsh and Tom Considine as Directors
2 Feb 2009	BR 4	Northern Ireland - Appointment of Joe Walsh and Tom Considine as Directors
27 Feb 2009	B10	Resignation of Brian Goggin as a Director
27 Feb 2009	BR 4	Edinburgh Filing - Resignation of Brian Goggin as a Director
27 Feb 2009	BR 4	Wales Filing - Resignation of Brian Goggin as a Director
28 Feb 2009	BR 4	Northern Ireland - Resignation of Brian Goggin as a Director
7 Apr 2009	G1	CRO Special Resolutions passed at EGC
7 Apr 2009	G1	Amended Byelaws
7 Apr 2009	B5	CRO - Allotment of 3,500,000,000 units of 2009 Preference Stock
7 Apr 2009	B4	CRO - Increase in Authorised Share Capital
13 Jun 2009	B10	CRO - Appointment of Patrick Molloy as Director
13 Jun 2009	BR4	Edinburgh filing - appointment of Patrick Molloy as Director
13 Jun 2009	BR4	Wales filing - appointment of Patrick Molloy as Director
13 Jun 2009	BR4	Scotland filing - appointment of Patrick Molloy as Director

2.   Availability of the full text of the Announcements/Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange (www.ise.ie ) and the London Stock Exchange ( www.londonstockexchange.com).

Copies of Companies Office filings are available from the Companies Registration Office in Dublin and Companies House in Cardiff, Edinburgh and Belfast.

3.   Availability of Other Documents

The Annual Report and Accounts for the year ended 31 March 2009 and the Governor's Letter to Holders of Ordinary Stock and Notice of the Annual General Court were posted to stockholders on 4 June 2009. These documents can be found on the Investor Relations section of the Company's website at  www.bankofireland.com

Form 20F was filed with the U.S. Securities and Exchange Commission on 29 May 2009 and can also be found on the Company's website at the above address.

4.   Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.

John Clifford

Group Secretary

+ 353 1 6043400

2 July 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  02 July 2009